

January 29, 2010

Mail Stop 4631

**Via U.S. mail**

Jianhua Zhu
Chief Executive Officer
Lihua International, Inc. c/o Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154

Re:  **Lihua International, Inc.**
     **Registration Statement on Form S-3**
     **Filed on:  January 8, 2010**
     **Registration Statement on Form S-3 Amendment No.1**
     **Filed on: January 27, 2010**
     **File No.:  333-164269**

     **Quarterly Report on Form 10-Q For the Period Ended September 30, 2009**
     **Filed on:  November 16, 2009**
     **File No.:  001-34445**

Dear Mr. Zhu:

   We have limited our review of your filings to those issues we have addressed in our comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3
Form S-3 Amendment No.1

General

1. Based upon the number of shares of common stock currently outstanding and the number of shares beneficially owned by non-affiliates, please advise us as to the basis upon which you are eligible to register this transaction on Form S-3. Refer to General Instruction I.B.1 of Form S-3. We note that you have checked the "Non-accelerated filer" box on the cover of the registration statement. We also note that the number of shares of common stock outstanding as of December 31, 2009 has not changed since the filing of your Post Effective Amendment to Form S-1 on September 22, 2009 (please see disclosure in the first paragraph on page 7 and disclosure starting on page 7 of the Post Effective Amendment, File No. 333-156120).

Calculation of Registration Fee

2. We note from footnote (3) to the fee table that you are purporting to register an indeterminate amount of securities as may be issued in exchange for or upon conversion of the other securities registered hereunder. Please note that you may only register an indeterminate number of additional securities that may become issuable pursuant to stock splits, stock dividends or similar transactions contemplated by Rule 416 of the Securities Act. Rule 416 may not be used to register for resale an indeterminate amount of shares resulting from the operation of a conversion formula. You must make a good-faith estimate of the number of shares you may issue upon conversion to determine the amount you may register. If the actual number of shares issued is greater than the amount registered, you must file a new registration statement to resell the additional shares. Please revise. See Section 213 of the Division of Corporation Finance Compliance and Disclosure Interpretations (Securities Act Rules), which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Risk Factors, page 5

3. We note that you direct the investors to consider the risks in your most recent Registration Statement on Form S-1; however, your Form S-1 is not incorporated by reference into this filing, nor is such incorporation permissible in accordance with Item 12 of Form S-3. Please revise your disclosure to refer solely to information which is incorporated in this prospectus by reference.

Description of the Securities We May Offer, page 6

Capital Stock, page 6
General, page 6

4.  Please revise the end of the first sentence of the introductory paragraph to remove the statement that the disclosure in this section "is not complete".  A summary, by its nature, is not complete.  This language suggests that you may not have provided a materially complete summary.

Legal Matters, page 20

5.  Please revise your disclosure to indicate that counsel's opinion will cover all securities subject to this registration statement, and that it would not be limited to only "certain" securities.

Part II

Item 16.  Exhibits, page 25

Exhibit 5.1  Opinion of Loeb & Loeb LLP as to the legality of certain securities being registered

6.  We note that counsel's opinion contains significant assumptions regarding the future issuance of the securities being registered.  Please confirm that you will file an unqualified opinion that omits all of these assumptions at the time of each takedown.

7.  Please have counsel confirm to us that it concurs with our understanding that its reference to the Delaware General Corporation Law includes the statutory provisions and any reported judicial decisions interpreting these laws.  Please have counsel file this confirmation as correspondence on EDGAR.

8.  We note counsel's statement that it does not express any opinion with respect to the enforceability of provisions relating to choice of law, venue, jurisdiction or waivers of jury trial or any waiver of a usury defense.  Please tell us supplementally why these matters are not already covered by the exceptions to the opinion for bankruptcy and similar laws, general principles of equity and public policy considerations.  We may have additional comments upon review of your response.

Exhibit 23.1  Consent of Independent Accountants

9. Please have your accountants revise their consent to include language consenting to them being named as experts in the registration statement.  In addition, please refer to the Form S-3 as a registration statement rather than a current report.

Undertakings, page 26

10. Please revise your disclosure to include the undertakings set forth in Items 512(b) and (c) of Regulation S-K, and to remove the undertakings of Item 512(i) as inapplicable.

Quarterly Report on Form 10-Q for the Period Ended September 30, 2009

Overview, page 28

11. We note that you have increased capacity and sales during the periods presented, including adding sales of copper wire and copper rods which appear to be new product lines.  With a view towards future disclosure, please supplementally explain to us the differences in the markets and customers for CCA, copper wire, and copper rods and address the specific underlying reasons for the increased demand for each product line, including whether you expect demand to continue at current levels or continue to increase.  Please also indicate whether you expect to continue to operate at or near capacity and address the potential impact of operating at capacity.

Product Breakdowns, page 36

12. We note that in your annual and quarterly filings you did not consistently provide volume and sales price disclosures related to your sales.  Please revise future filings to include volume and sales price disclosures by product line for each period presented.

Liquidity and Capital Resources, page 36

13. We note the significant improvement in your days sales outstanding during the periods presented.  With a view towards future disclosure, please provide us with an analysis explaining this significant improvement.  As part of your explanation please provide quantitative supporting information and tell us if you anticipate this trend will continue.  We also note the disclosure on page 30 that states your collection practices generally consist of cash payment on delivery; however you may also extend credit for 30-60 days to certain established customers.  Please supplementally tell us and enhance your disclosures in future filings to describe the circumstances when you collect cash

on delivery, when you extend credit, and the frequency of each. For example, please explain whether you collect cash or extend credit for a specific type of product or customer.

Item 4T. Controls and Procedures, page 38

Evaluation of Disclosure Controls and Procedures, page 38

14. We note your qualification at the end of the first paragraph under Item 4T. Please indicate that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Alternatively, please remove language from your future filings that qualify the design, operation, and effectiveness of your disclosure controls and procedures.

*       *       *

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc:     **<u>Via Facsimile @ (212) 407-4990</u>**

Mitchell S. Nussbaum, Esq.
Tahra T. Wright, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154